Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Lorus Therapeutics Announces the Appointment of a New Member of the
    Board of Directors

    TORONTO, July 23 /CNW/ - Lorus Therapeutics Inc. (TSX: LOR; AMEX: LRP), a
biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, announced today that it has strengthened its Board of Directors with the appointment of Mr. Herbert Abramson.
    Mr. Abramson has been in the investment industry for 25 years managing portfolios for high net worth individuals. He is a co-founder, Chairman and
CEO of Trapeze Capital Corp., an investment dealer and portfolio management company and is also Chairman of Trapeze Asset Management Inc., an affiliated investment counseling company, which together have over $1.6 billion under administration. Mr. Abramson is a member of the Law Society of Upper Canada and practiced corporate/securities law for 12 years before going into the investment business. He is also currently Chairman and a Director of St.
Andrew Goldfields Ltd.
    "We are delighted to welcome Mr. Abramson to our Board," said Dr. Aiping
Young, President and CEO of Lorus. "We believe Lorus will benefit from his investment management and capital markets experience".

    About Lorus

    Lorus is a biopharmaceutical company focused on the research and development of novel therapeutics in cancer. Lorus' goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer. Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs. Lorus has completed one Phase II and one Phase III clinical trial. Lorus Therapeutics Inc. is listed on the Toronto Stock
Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.

    Forward looking statements

    This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: financings and corporate reorganizations, the establishment of corporate alliances, the Company's plans, objectives, expectations and intentions and other statements including words such as
"continue", "expect", "intend", "will", "should", "would", "may", and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance, achievements or the transactions described in this press release to be materially different from any future results, performance, achievements or transactions described in this press release, if at all, that may be expressed or implied by such forward-looking statements, including, among others: the progress of negotiations; our ability to obtain regulatory, securityholder and other approvals; our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the
United States Securities and Exchange Commission.
    Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled "Risk Factors" in our filings with Canadian securities regulators and the United States Securities and
Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein.
These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.
Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.
    Lorus Therapeutics' recent press releases are available through the
Company's website at www.lorusthera.com. For Lorus' regulatory filings on
SEDAR, please go to Sedar.com. For SEDAR filings prior to July 10, 2007 you will find these under the company profile for 4325231 Canada Inc.

    %SEDAR: 00002368E          %CIK: 0000882361

    /For further information: Lorus Therapeutics Inc., Dr. Saeid Babaei,
(416) 798-1200 ext. 490, ir(at)lorusthera.com/
    (LOR. LRP)

CO:  Lorus Therapeutics Inc.

CNW 18:48e 23-JUL-07